OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
 (Rule 13d-102)

INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

At Road, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

04648K 10 5

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 04648K105

1.	Name of Reporting Person: ADMIRALS, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 1,815,494

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 1,815,494

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,815,494

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 3.8% [1]

12.	Type of Reporting Person (See Instructions): PN

[1] Based on 47,747,404 shares of common stock of the issuer outstanding as of December 31, 2002.

13G
CUSIP No. 04648K105

1.	Name of Reporting Person: G. (ARI) ARJAVALINGAM		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 1,815,494

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 1,815,494

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,815,494

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 3.8% [1]

12.	Type of Reporting Person (See Instructions): IN

[1] Based on 47,747,404 shares of common stock of the issuer outstanding as of December 31, 2002.

13G

CUSIP No. 04648K105
Item 1.
	(a)	Name of Issuer:
At Road, Inc.
	(b)	Address of Issuer's Principal Executive Offices:
47200 Bayside Parkway, Freemont, CA 94538

Item 2.
	(a)	Name of Person Filing:
(i) Admirals, L.P. (“Admirals”) (ii) G. (Ari) Arjavalingam, General Partner of Admirals
	(b)	Address of Principal Business Office or, if none, Residence:
Admirals Reservoir Farms, 217 Taconic Road, Greenwich, CT 06831 G. (Ari) Arjavalingam Reservoir Farms, 217 Taconic Road, Greenwich, CT 06831
	(c)	Citizenship:
Admirals is a Delaware partnership. G. (Ari) Arjavalingam is a US citizen.
	(d)	Title of Class of Securities:
Common Stock
	(e)	CUSIP Number:
04648K105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

CUSIP NO. 04648K105

13G

Item 4.	Ownership.
(a) Amount beneficially owned:
1,815,494 shares of Common Stock are owned of record and beneficially by Admirals, a Delaware partnership. G. (Ari) Arjavalingam has power to vote or to direct the vote and power to dispose or to direct the disposition of the shares of stock owned by Admirals.
(b) Percent of class:
3.8%
(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
0
(ii) Shared power to vote or to direct the vote:
1,815,494
(iii) Sole power to dispose or to direct the disposition of:
0
(iv) Shared power to dispose or to direct the disposition of:
1,815,494
Instruction. For computations regarding securities which represent a right to acquire an underlying security see § 240.13d3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.
Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in Admirals’ Limited Partnership Agreement, the General Partner and Limited Partners of such fund have the right to receive dividends from, or the proceeds from the sale of, the Common Stock of Issuer owned by such fund.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

See Exhibit A attached hereto.

Item 9.	Notice of Dissolution of Group.

Not Applicable

CUSIP NO. 04648K105

13G

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 2003

Date

/s/ G. ARJAVALINGAM

G. (Ari) Arjavalingam

ADMIRALS, L.P.

By /s/ G. ARJAVALINGAM

G. (Ari) Arjavalingam, General Partner

CUSIP NO. 04648K105

13G

EXHIBIT A

Item 8 — Identification of Members of the Group

Pursuant to Item 8 above, the following sets forth the identity of each member of the group that has filed this Schedule 13G:

(i)	Admirals, L.P., and

(ii)	G. (Ari) Arjavalingam

Information about each such member is set forth in Schedule 13G above.

CUSIP NO. 04648K105

13G

EXHIBIT B

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to file this Schedule 13G on behalf of each of the undersigned.

February 4, 2003

Date

/s/ G. ARJAVALINGAM

G. (Ari) Arjavalingam

ADMIRALS, L.P.

By /s/ G. ARJAVALINGAM

G. (Ari) Arjavalingam, General Partner